Registration No.  333-73339
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 330

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on March 31, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


           The Dow (sm) Target 5 Portfolio, April 1999 Series
           The Dow (sm) Target 10 Portfolio, April 1999 Series
                 Target 25 Portfolio, April 1999 Series
              Target Small-Cap Portfolio, April 1999 Series
              Global Target 15 Portfolio, April 1999 Series
             European Target 20 Portfolio, April 1999 Series The S&P Target 10 Portfolio, April 1999 Series
            The Nasdaq Target 15 Portfolio, April 1999 Series

                                 FT 330

FT 330 consists of eight separate unit investment trusts each of which is listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust contains a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


              The date of this prospectus is March 31, 1999

                        Table of Contents

Summary of Essential Information                           3
Fee Table                                                  6
Report of Independent Auditors                             8
Statements of Net Assets                                   9
Schedules of Investments                                  11
The FT Series                                             19
Portfolios                                                20
Risk Factors                                              22
Hypothetical Performance Information                      24
Public Offering                                           28
Distribution of Units                                     30
The Sponsor's Profits                                     31
The Secondary Market                                      31
How We Purchase Units                                     32
Expenses and Charges                                      32
Tax Status                                                33
Retirement Plans                                          35
Rights of Unit Holders                                    35
Income and Capital Distributions                          36
Redeeming Your Units                                      37
Reinvesting in a New Trust                                38
Removing Securities from a Trust                          39
Amending or Terminating the Indenture                     39
Information on the Sponsor, Trustee and Evaluator         40
Other Information                                         41

             Summary of Essential Information


        At the Opening of Business on the Initial Date of Deposit
                    of the Securities-March 31, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                            The Dow (sm)      The Dow (sm)       Target 25
                                                                            Target 5          Target 10          Portfolio
                                                                            Portfolio         Portfolio          April
                                                                            April 1999 Series April 1999 Series  1999 Series
                                                                            _________________ _________________  ____________

Initial Number of Units (1)                                                     15,000            14,989             14,998
Fractional Undivided Interest in the Trust per Unit (1)                       1/15,000          1/14,989           1/14,998
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)         $    9.900        $    9.900         $    9.900
     Maximum Sales Charge of 2.75% of the Public Offering Price
        per Unit (2.778% of the net amount invested, exclusive of
        the deferred sales charge) (3)                                      $     .275        $     .275         $     .275
     Less Deferred Sales Charge per Unit                                    $    (.175)       $    (.175)        $    (.175)
     Public Offering Price per Unit (4)                                     $   10.000        $   10.000         $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                             $    9.725        $    9.725         $    9.725
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)                $    9.725        $    9.725         $    9.725
Estimated Net Annual Distributions per Unit (6)                             $    .2717        $    .2682         $    .3035
Cash CUSIP Number                                                           30264U 879        30264V 109         30264V 125
Reinvestment CUSIP Number                                                   30264U 887        30264V 117         30264V 133
Security Code                                                                    56653             56655              56657

First Settlement Date                                 April 6, 1999
Rollover Notification Date                            April 1, 2000
Special Redemption and Liquidation Period             April 15, 2000 to April 28, 2000
Mandatory Termination Date (7)                        April 28, 2000
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 1999.
Income Distribution Date (8)                          Last day of June and December, commencing June 30, 1999.

______________

See "Notes to Summary of Essential Information" on page 5.

                   Summary of Essential Information


        At the Opening of Business on the Initial Date of Deposit
                    of the Securities-March 31, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                        Target Small-Cap   Global Target 15
                                                                                        Portfolio, April   Portfolio, April
                                                                                        1999 Series        1999 Series
                                                                                        _______________    ________________
Initial Number of Units (1)                                                                 15,001             14,892
Fractional Undivided Interest in the Trust per Unit (1)                                   1/15,001           1/14,892
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                       $    9.900         $    9.900
   Maximum Sales Charge of 2.75% of the Public Offering Price
   per Unit (2.778% of the net amount invested, exclusive of
   the deferred sales charge) (3)                                                       $     .275         $     .275
   Less Deferred Sales Charge per Unit                                                  $    (.175)        $    (.175)
   Public Offering Price per Unit (4)                                                   $   10.000         $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                         $    9.725         $    9.725
Redemption Price per Unit (based on aggregate underlying
      value of Securities less the deferred sales charge) (5)                           $    9.725         $    9.725
Estimated Net Annual Distributions per Unit (6)                                         $      N.A.        $    .3967
Cash CUSIP Number                                                                       30264V 141         30264V 166
Reinvestment CUSIP Number                                                               30264V 158         30264V 174
Security Code                                                                                56659              56661

First Settlement Date                                 April 6, 1999
Rollover Notification Date                            April 1, 2000
Special Redemption and Liquidation Period             April 15, 2000 to April 28, 2000
Mandatory Termination Date (7)                        April 28, 2000
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 1999.
Income Distribution Date (8)                          Last day of June and December, commencing June 30, 1999.

See "Notes to Summary of Essential Information" on page 5.

                 Summary of Essential Information


        At the Opening of Business on the Initial Date of Deposit
                    of the Securities-March 31, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                        European Target   The S&P Target   The Nasdaq Target
                                                                        20 Portfolio      10 Portfolio     15 Portfolio
                                                                        April 1999        April 1999       April 1999
                                                                        Series            Series           Series
                                                                        ______________    ______________   _________________
Initial Number of Units (1)                                                 14,991            14,994           14,971
Fractional Undivided Interest in the Trust per Unit (1)                   1/14,991          1/14,994         1/14,971
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)       $    9.900        $    9.900       $    9.900
   Maximum Sales Charge of 2.75% of the Public Offering Price
   per Unit (2.778% of the net amount invested, exclusive of
   the deferred sales charge) (3)                                       $     .275        $     .275       $     .275
   Less Deferred Sales Charge per Unit                                  $    (.175)       $    (.175)      $    (.175)
   Public Offering Price per Unit (4)                                   $   10.000        $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                         $    9.725        $    9.725       $    9.725
Redemption Price per Unit (based on aggregate underlying
      value of Securities less the deferred sales charge) (5)           $    9.725        $    9.725       $    9.725
Estimated Net Annual Distributions per Unit (6)                         $    .3291               N.A.      $      N.A.
Cash CUSIP Number                                                       30264V 182        30264V 224       30264V 208
Reinvestment CUSIP Number                                               30264V 190        30264V 232       30264V 216
Security Code                                                                56663             56667            56665

First Settlement Date                                 April 6, 1999
Rollover Notification Date                            April 1, 2000
Special Redemption and Liquidation Period             April 15, 2000 to April 28, 2000
Mandatory Termination Date (7)                        April 28, 2000
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 1999.
Income Distribution Date (8)                          Last day of June and December, commencing June 30, 1999.

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on April 1, 1999, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each Security, if listed on a securities exchange, is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The U.S. dollar value of foreign Securities trading in non-U.S. currencies is determined by converting the value of the foreign Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distributions per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criteria for the Target Small-Cap Portfolio, The S&P Target 10 Portfolio or The Nasdaq Target 15 Portfolio.

(7) See "Amending or Terminating the Indenture."

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

                      Fee Table

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 13 months and are unit investment trusts rather than mutual funds, this information shows you a comparison of fees, assuming that when each Trust terminates, the principal amount and distributions are rolled over into a New Trust, and you pay only the deferred sales charge.

                                                         THE DOW (SM)             THE DOW (SM)
                                                         TARGET 5 PORTFOLIO       TARGET 10 PORTFOLIO        TARGET 25 PORTFOLIO
                                                         APRIL 1999 SERIES        APRIL 1999 SERIES          APRIL 1999 SERIES
                                                         __________________       ____________________       ___________________
Unit Holder Transaction Expenses
  (as a percentage of public offering price)
Initial sales charge imposed on purchase                 1.00%(a)    $ .100       1.00%(a)       $ .100      1.00%(a)    $ .100
Deferred sales charge                                    1.75%(b)      .175       1.75%(b)         .175      1.75%(b)      .175
                                                         ______      ______       ______         ______      ______      ______
Maximum sales charge                                     2.75%       $ .275       2.75%          $ .275      2.75%       $ .275
                                                         ======      ======       ======         ======      ======      ======

Maximum sales charge imposed on reinvested dividends     1.75%(c)    $ .175       1.75%(c)       $ .175      1.75%(c)    $ .175
                                                         ======      ======       ======         ======      ======      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                              .130%(d)   $.0130        .140%(d)      $.0140       .225%(d)   $.0225

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                  .050%      $.0050        .050%         $.0050       .060%      $.0060
Trustee's fee and other operating expenses                .094%(e)    .0094        .094%(e)       .0094       .082%       .0082
                                                         ______      ______       ______         ______      ______      ______
   Total                                                  .144%      $.0144        .144%         $.0144       .142%      $.0142
                                                         ======      ======       ======         ======      ======      ======


                                                         TARGET SMALL-CAP         GLOBAL TARGET 15           EUROPEAN TARGET
                                                         PORTFOLIO                PORTFOLIO                  20 PORTFOLIO
                                                         APRIL 1999 SERIES        APRIL 1999 SERIES          APRIL 1999 SERIES
                                                         _________________        ____________________       _________________

Unit Holder Transaction Expenses
  (as a percentage of public offering price)
Initial sales charge imposed on purchase                 1.00%(a)    $ .100       1.00%(a)       $ .100      1.00%(a)    $ .100
Deferred sales charge                                    1.75%(b)      .175       1.75%(b)         .175      1.75%(b)      .175
                                                         ______      ______       ______         ______      ______      ______
Maximum sales charge                                     2.75%       $ .275       2.75%          $ .275      2.75%       $ .275
                                                         ======      ======       ======         ======      ======      ======

Maximum sales charge imposed on reinvested dividends     1.75%(c)    $ .175       1.75%(c)       $ .175      1.75%(c)    $ .175
                                                         ======      ======       ======         ======      ======      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                              .225%(d)   $.0225        .150%(d)      $.0150       .180%(d)   $.0180

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                  .060%      $.0060        .060%         $.0060       .060%      $.0060
Trustee's fee and other operating expenses                .082%       .0082        .172%          .0171       .203%       .0202
                                                         ______      ______       ______         ______      ______      ______
   Total                                                  .142%      $.0142        .232%         $.0231       .263%      $.0262
                                                         ======      ======       ======         ======      ======      ======

                                                         THE S&P TARGET           THE NASDAQ
                                                         10 PORTFOLIO             TARGET 15 PORTFOLIO
                                                         APRIL 1999 SERIES        APRIL 1999 SERIES
                                                         _________________        ___________________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                 1.00%(a)    $ .100       1.00%(a)       $ .100
Deferred sales charge                                    1.75%(b)      .175       1.75%(b)         .175
                                                         ______      ______       ______         ______
Maximum sales charge                                     2.75 %      $ .275       2.75%          $ .275
                                                         ======      ======       ======         ======

Maximum sales charge imposed on reinvested dividends     1.75%(c)    $ .175       1.75%(c)       $ .175
                                                         ======      ======       ======         ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                              .170%(d)   $.0170        .170%(d)      $.0170
                                                         ======      ======       ======         ======

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
    and evaluation fees                                   .060%      $.0060        .060%         $.0060
Trustee's fee and other operating expenses                .128%(e)    .0128        .098 %(e)      .0098
                                                         ______      ______       ______         ______
   Total                                                  .188%      $.0188        .158%         $.0158
                                                         ======      ======       ======         ======

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                         1 Year     3 Years    5 Years    10 Years
                                                         ______     _______    _______    ________
The Dow (sm) Target 5 Portfolio, April 1999 Series       $302       $721       $1,166     $2,397
The Dow (sm) Target 10 Portfolio, April 1999 Series       303        724        1,171      2,407
Target 25 Portfolio, April 1999 Series                    312        749        1,212      2,492
Target Small-Cap Portfolio, April 1999 Series             312        749        1,212      2,492
Global Target 15 Portfolio, April 1999 Series             313        753        1,220      2,507
European Target 20 Portfolio, April 1999 Series           319        772        1,251      2,570
The S&P Target 10 Portfolio, April 1999 Series            311        747        1,208      2,483
The Nasdaq Target 15 Portfolio, April 1999 Series         308        738        1,193      2,453

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

________________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (2.75% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.175 per Unit). When the Public Offering Price exceeds $10.00 per Unit the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.175 per Unit which will be deducted in ten monthly installments of $.0175 per Unit beginning May 20, 1999 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through February 18, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 2.75% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the end of the initial offering period.

(e) Includes estimated per Unit costs associated with a license fee as described in "Expenses and Charges."

                  Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 330


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 330, comprised of The Dow (sm) Target 5 Portfolio, April 1999 Series; The Dow (sm) Target 10 Portfolio, April 1999 Series; Target 25 Portfolio, April 1999 Series; Target Small-Cap Portfolio, April 1999 Series; Global Target 15 Portfolio, April 1999 Series; European Target 20 Portfolio, April 1999 Series; The S&P Target 10 Portfolio, April 1999 Series and The Nasdaq Target 15 Portfolio, April 1999 Series as of the opening of business on March 31, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on March 31, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 330, comprised of The Dow (sm) Target 5 Portfolio, April 1999 Series; The Dow
(sm) Target 10 Portfolio, April 1999 Series; Target 25 Portfolio, April 1999 Series; Target Small-Cap Portfolio, April 1999 Series; Global Target 15 Portfolio, April 1999 Series; European Target 20 Portfolio, April 1999 Series; The S&P Target 10 Portfolio, April 1999 Series and The Nasdaq Target 15 Portfolio, April 1999 Series, at the opening of business on March 31, 1999 in conformity with generally accepted accounting principles.



                               ERNST & YOUNG LLP


Chicago, Illinois
March 31, 1999

                     Statements of Net Assets

                                 FT 330

                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 1999


                                                The Dow (sm)        The Dow (sm)          Target 25            Target Small-Cap
                                                Target 5 Portfolio  Target 10 Portfolio   Portfolio, April     Portfolio, April
                                                April 1999 Series   April 1999 Series     1999 Series          1999 Series
                                                __________________  ___________________   ___________________  ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                $148,502            $148,389              $148,478             $148,515
Less liability for reimbursement to Sponsor
   for organization costs (3)                       (195)               (210)                 (337)                (338)
Less liability for deferred sales charge (4)      (2,625)             (2,623)               (2,625)              (2,625)
                                                ________            ________              ________             ________
Net assets                                      $145,682            $145,556              $145,516             $145,552
                                                ========            ========              ========             ========
Units outstanding                                 15,000              14,989                14,998               15,001

ANALYSIS OF NET ASSETS
Cost to investors (5)                           $150,002            $149,888              $149,977             $150,015
Less maximum sales charge (5)                     (4,125)             (4,122)               (4,124)              (4,125)
Less estimated reimbursement to Sponsor
   for organization costs (3)                       (195)               (210)                 (337)                (338)
                                                ________            ________              ________             ________
Net assets                                      $145,682            $145,556              $145,516             $145,552
                                                ========            ========              ========             ========

__________

See "Notes to Statements of Net Assets" on page 10.

                    Statements of Net Assets


                                 FT 330
                    At the Opening of Business on the

                 Initial Date of Deposit-March 31, 1999


                                                                                                            The Nasdaq
                                                Global Target 15    European Target 20  The S&P Target 10   Target 15
                                                Portfolio, April    Portfolio, April    Portfolio, April    Portfolio, April
                                                1999 Series         1999 Series         1999 Series         1999 Series
                                                ________________    __________________  _________________   ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                $147,429            $148,416            $148,443            $148,210
Less liability for reimbursement to Sponsor
   for organization costs (3)                       (223)               (270)               (255)               (255)
Less liability for deferred sales charge (4)      (2,606)             (2,623)             (2,624)             (2,620)
                                                ________            ________            ________            ________
Net assets                                      $144,600            $ 145,523           $145,564            $145,335
                                                ========            ========            ========            ========
Units outstanding                                 14,892              14,991              14,994              14,971

ANALYSIS OF NET ASSETS
Cost to investors (5)                           $148,918            $149,916            $149,942            $149,707
Less maximum sales charge (5)                     (4,095)             (4,123)             (4,123)             (4,117)
Less estimated reimbursement to Sponsor
   for organization costs (3)                       (223)               (270)               (255)               (255)
                                                ________            ________            ________            ________
Net assets                                      $144,600            $145,523            $145,564            $145,335
                                                ========            ========            ========            ========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,600,000 will be allocated among each of the eight Trusts in FT 330, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0130, $.0140, $.0225, $.0225, $.0150, $.0180, $.0170 and $.0170 per Unit for
The Dow (sm) Target 5 Portfolio, The Dow (sm) Target 10 Portfolio, Target 25 Portfolio, Target Small-Cap Portfolio, Global Target 15 Portfolio,
European Target 20 Portfolio, The S&P Target 10 Portfolio and The Nasdaq Target 15 Portfolio, respectively. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied.
To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.175 per Unit), payable to us in ten equal monthly installments beginning on May 20, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through February 18, 2000. If you redeem Units before February 18, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public
Offering."

                         Schedule of Investments

           THE DOW (SM) TARGET 5 PORTFOLIO, APRIL 1999 SERIES
                                 FT 330


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 1999


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of          Current
of           Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares       Issuer of Securities (1)                              Price            Share        the Trust (2)    Yield (3)
______       _______________________________                       ____________     _________    _____________    _________
633          CAT  Caterpillar Inc.                                  20%             $46.938      $ 29,712         2.56%
512          DD   E.I. du Pont de Nemours & Company                 20%              58.000        29,696         2.41%
605          GT   Goodyear Tire & Rubber Company                    20%              49.063        29,683         2.45%
703          IP   International Paper Company                       20%              42.250        29,702         2.37%
787          MO   Philip Morris Companies, Inc.                     20%              37.750        29,709         4.66%
                                                                   _______                       _________
                  Total Investments                                100%                          $148,502
                                                                   =======                       =========

_____________

See "Notes to Schedules of Investments" on page 18.

                       Schedule of Investments


           THE DOW (SM) TARGET 10 PORTFOLIO, APRIL 1999 SERIES
                                 FT 330

                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 1999


                                                                   Percentage
Number                                                             of Aggregate   Market        Cost of          Current
of          Ticker Symbol and Name of                              Offering       Value per     Securities to    Dividend
Shares      Issuer of Securities (1)                               Price          Share         the Trust (2)    Yield (3)
______      _______________________________                        ____________   _________     ___________      _________
316         CAT  Caterpillar Inc.                                   10%           $ 46.938      $ 14,832         2.56%
167         CHV  Chevron Corporation                                10%             89.000        14,863         2.74%
256         DD   E.I. du Pont de Nemours & Company                  10%             58.000        14,848         2.41%
229         EK   Eastman Kodak Company                              10%             64.875        14,856         2.71%
208         XON  Exxon Corporation                                  10%             71.313        14,833         2.30%
303         GT   Goodyear Tire & Rubber Company                     10%             49.063        14,866         2.45%
351         IP   International Paper Company                        10%             42.250        14,830         2.37%
211         MMM  Minnesota Mining & Manufacturing
                 Company                                            10%             70.250        14,823         3.19%
118         JPM  J.P. Morgan & Company, Inc.                        10%            125.438        14,802         3.16%
393         MO   Philip Morris Companies, Inc.                      10%             37.750        14,836         4.66%
                                                                   _______                      _________
                  Total Investments                                100%                         $148,389
                                                                   =======                      =========

_____________

See "Notes to Schedules of Investments" on page 18.

                     Schedule of Investments

          TARGET 25 PORTFOLIO, APRIL 1999 SERIES
                                 FT 330


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 1999


                                                                      Percentage
Number                                                                of Aggregate  Market       Cost of            Current
of        Ticker Symbol and                                           Offering      Value per    Securities to      Dividend
Shares    Name and Issuer of Securities (1)                           Price         Share        the Trust (2)      Yield (3)
______    _______________________________________                     ___________   _________    _____________      _________
669       ABY       Abitibi-Consolidated Inc. (5)                       4%          $ 8.875      $  5,937           4.51%
183       BMS       Bemis Company, Inc.                                 4%           32.438         5,936           2.84%
229       CAG       ConAgra, Inc.                                       4%           25.938         5,940           2.75%
138       CBE       Cooper Industries, Inc.                             4%           42.938         5,926           3.07%
157       CUM       Cummins Engine Company, Inc.                        4%           37.813         5,937           2.91%
214       FLR       Fluor Company                                       4%           27.813         5,952           2.88%
 78       GIS       General Mills, Inc.                                 4%           76.375         5,957           2.88%
124       HNZ       H.J. Heinz Company                                  4%           48.063         5,960           2.85%
201       HRS       Harris Corporation                                  4%           29.563         5,942           3.25%
172       K         Kellogg Company                                     4%           34.438         5,923           2.73%
318       LPX       Louisiana-Pacific Corporation                       4%           18.688         5,943           3.00%
399       MRA       Meritor Automotive, Inc.                            4%           14.875         5,935           2.82%
100       NOC       Northrop Grumman Corporation                        4%           59.500         5,950           2.69%
114       PPG       PPG Industries, Inc.                                4%           52.000         5,928           2.92%
125       P         Phillips Petroleum Company                          4%           47.375         5,922           2.87%
282       PRD       Polaroid Corporation                                4%           21.063         5,940           2.85%
121       RLM       Reynolds Metals Company                             4%           49.250         5,959           2.84%
203       SNA       Snap-on Incorporated                                4%           29.250         5,938           3.01%
163       SUN       Sunoco, Inc.                                        4%           36.375         5,929           2.75%
129       TRW       TRW Inc.                                            4%           46.000         5,934           2.87%
158       TNB       Thomas & Betts Corporation                          4%           37.500         5,925           2.99%
213       MRO       USX-Marathon Group                                  4%           27.938         5,951           3.01%
292       UFC       Universal Foods Corporation                         4%           20.313         5,931           2.61%
161       WMK       Weis Markets, Inc.                                  4%           36.938         5,947           2.71%
106       WY        Weyerhaeuser Company                                4%           56.000         5,936           2.86%
                                                                      _____                      ________
                          Total Investments                           100%                       $148,478
                                                                      =====                      ========
_____________

See "Notes to Schedules of Investments" on page 18.

                     Schedule of Investments

              TARGET SMALL-CAP PORTFOLIO, APRIL 1999 SERIES
                                 FT 330


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 1999



Number                                                                        Percentage      Market        Cost of
of        Ticker Symbol and                                                   of Aggregate    Value per     Securities to
Shares    Name of Issuer of Securities (1)                                    Offering Price  Share         the Trust (2)
______    _______________________________________                             ______________  ________      ____________
152       NDN       99 Cents Only Stores                                      4.12%           $40.250       $  6,118
 58       ABDR      Abacus Direct Corporation                                 3.15%            80.625          4,676
 55       ADVP      Advance Paradigm, Inc.                                    2.29%            61.875          3,403
 92       ALO       Alpharma Inc. (Class A)                                   2.43%            39.250          3,611
140       AMES      Ames Department Stores, Inc.                              3.20%            34.000          4,760
202       CGO       Atlas Air, Inc.                                           4.00%            29.375          5,934
 79       EWB       E.W. Blanch Holdings, Inc.                                2.84%            53.438          4,222
 80       CTS       CTS Corporation                                           2.65%            49.125          3,930
121       CLFY      Clarify Inc.                                              2.11%            25.875          3,131
 76       CBXC      Cybex Computer Products Corporation                       0.94%            18.375          1,397
148       DRTE      Dendrite International, Inc.                              2.10%            21.125          3,126
132       DNEX      Dionex Corporation                                        3.36%            37.813          4,991
174       EDMC      Education Management Corporation                          3.33%            28.438          4,948
 84       FDS       FactSet Research Systems Inc.                             2.36%            41.688          3,502
127       FOSL      Fossil, Inc.                                              2.77%            32.375          4,112
165       HH        Hooper Holmes, Inc.                                       1.78%            16.000          2,640
150       INSUA     Insituform Technologies, Inc. (Class A)                   1.79%            17.750          2,663
160       IFCI      International FiberCom, Inc.                              0.72%             6.688          1,070
119       ITGI      Investment Technology Group, Inc.                         4.08%            50.875          6,054
122       KROG      The Kroll-O'Gara Company                                  2.30%            28.063          3,424
 92       LSON      Lason, Inc.                                               3.53%            56.938          5,238
 50       MVSN      Macrovision Corporation                                   1.11%            32.875          1,644
182       MEDQ      MedQuist Inc.                                             3.74%            30.500          5,551
 76       MNC       Monaco Coach Corporation                                  1.25%            24.500          1,862
107       NCOG      NCO Group, Inc.                                           2.53%            35.063          3,752
 65       NVR       NVR, Inc.                                                 1.82%            41.500          2,697
 80       ORBK      Orbotech Ltd. (5)                                         2.64%            49.063          3,925
117       ORLY      O'Reilly Automotive, Inc.                                 3.46%            43.875          5,133
 65       PEGS      Pegasus Systems, Inc.                                     1.79%            40.875          2,657
132       PPDI      Pharmaceutical Product Development, Inc.                  3.01%            33.875          4,472
 90       PLXS      Plexus Corporation                                        1.75%            28.875          2,599
150       PLCM      Polycom, Inc.                                             1.72%            17.000          2,550
103       PRGS      Progress Software Corporation                             2.19%            31.625          3,257
218       RGIS      Regis Corporation                                         3.91%            26.625          5,804
 89       RESM      ResMed Inc.                                               1.74%            29.000          2,581
190       RPC       Roberts Pharmaceutical Corporation                        2.73%            21.375          4,061
241       RYAN      Ryan's Family Steak Houses, Inc.                          1.97%            12.125          2,922
138       SKYW      SkyWest, Inc.                                             2.60%            28.000          3,864
 66       SAH       Sonic Automotive, Inc.                                    0.64%            14.500            957
202       SWC       Stillwater Mining Company                                 3.55%            26.125          5,277
                                                                              _____                         __________
                            Total Investments                                  100%                         $148,515
                                                                              =====                         ==========

_____________

See "Notes to Schedules of Investments" on page 18.

                            Schedule of Investments

              GLOBAL TARGET 15 PORTFOLIO, APRIL 1999 SERIES
                                 FT 330


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 1999


                                                                     Percentage
Number                                                               of Aggregate   Market     Cost of           Current
of                                                                   Offering       Value per  Securities to     Dividend
Shares      Name of Issuer of Securities (1)                         Price          Share      the Trust (2)     Yield (3)
______      _______________________________________                  ___________     ________  _____________     _________
            DJIA COMPANIES:
            _______________
   211      Caterpillar Inc.                                         6.72%           $46.938   $  9,904          2.56%
   171      E.I. du Pont de Nemours & Company                        6.73%            58.000      9,918          2.41%
   202      Goodyear Tire & Rubber Company                           6.72%            49.063      9,911          2.45%
   234      International Paper Company                              6.71%            42.250      9,886          2.37%
   262      Philip Morris Companies, Inc.                            6.71%            37.750      9,890          4.66%

            FT INDEX COMPANIES:
            ___________________
 1,753      Blue Circle Industries Plc                               6.71%             5.648      9,901          4.20%
 1,461      British Airways Plc                                      6.72%             6.778      9,902          4.89%
 1,433      EMI Group Plc                                            6.71%             6.907      9,897          3.85%
 1,574      Marks & Spencer Plc                                      6.71%             6.290      9,901          4.62%
 1,493      Tate & Lyle Plc                                          6.72%             6.632      9,902          4.45%

            HANG SENG INDEX COMPANIES:
            _________________________
11,500      Amoy Properties Ltd.                                     6.69%             0.858      9,865          7.22%
16,000      Henderson Investment Ltd.                                6.72%             0.619      9,907          5.00%
 4,800      Hong Kong Telecommunications Ltd.                        6.51%             2.000      9,598          5.50%
 5,000      New World Development Company Ltd.                       6.67%             1.967      9,836          3.08%
 6,000      Wharf Holdings Ltd.                                      6.25%             1.535      9,211          6.55%
                                                                     _____                      ________
                 Total Investments                                    100%                     $147,429
                                                                     =====                      ========

_____________

See "Notes to Schedules of Investments" on page 18.

                   Schedule of Investments

             EUROPEAN TARGET 20 PORTFOLIO, APRIL 1999 SERIES
                                 FT 330


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 1999


Number                                                                  Percentage     Market       Cost of         Current
of                                                                      of Aggregate   Value        Securities to   Dividend
Shares      Name of Issuer of Securities (1)                            Offering Price per Share    the Trust (2)   Yield (3)
______      ________________________________                            ______________ _________    _____________   _________
  359       ABN AMRO Holding NV                                           5%          $ 20.663      $  7,418        3.00%
  363       Abbey National Plc                                            5%            20.445         7,422        3.22%
  205       BASF AG                                                       5%            36.160         7,413        4.78%
  265       Barclays Plc                                                  5%            28.062         7,436        2.87%
  199       Bayer AG                                                      5%            37.236         7,410        3.92%
  852       British American Tobacco Plc                                  5%            8.714          7,424        4.77%
  251       Commerzbank AG                                                5%            29.595         7,428        3.98%
   85       DaimlerChrysler AG                                            5%            87.118         7,405        4.15%
  670       Diageo Plc                                                    5%            11.086         7,428        2.83%
   21       Electrabel SA                                                 5%           351.055         7,372        3.71%
  235       HSBC Holdings Plc                                             5%            31.628         7,433        3.36%
  603       Halifax Plc                                                   5%            12.304         7,420        3.07%
  481       Istituto Bancario San Paolo di Torino                         5%            15.443         7,428        3.24%
  190       KPN NV                                                        5%            39.120         7,433        2.91%
1,181       Marks & Spencer Plc                                           5%             6.290         7,428        4.62%
  324       National Westminster Bank Plc                                 5%            22.931         7,429        2.93%
  568       Prudential Corporation Plc                                    5%            13.063         7,420        2.79%
  523       Rio Tinto Plc                                                 5%            14.192         7,423        3.92%
  824       Royal & Sun Alliance Insurance Group Plc                      5%             9.012         7,426        4.77%
  140       Royal Dutch Petroleum Company                                 5%            53.003         7,420        2.95%
                                                                       _____                        ________
                    Total Investments                                   100%                        $148,416
                                                                       =====                        ========
___________

See "Notes to Schedules of Investments" on page 18.

                         Schedule of Investments

             THE S&P TARGET 10 PORTFOLIO, APRIL 1999 SERIES
                                 FT 330


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 1999


                                                                                 Percentage
Number                                                                           of Aggregate   Market    Cost of
of         Ticker Symbol and                                                     Offering       Value per Securities to
Shares     Name of Issuer of Securities (1)                                      Price          Share     the Trust (2)
______     _______________________________________                               ___________    ________  _____________
165        COST        Costco Companies, Inc.                                     10%           $ 90.000  $ 14,850
 83        IBM         International Business Machines Corporation                10%            178.563    14,821
232        LOW         Lowe's Companies, Inc.                                     10%             63.938    14,833
322        PE          PECO Energy Company                                        10%             46.188    14,872
312        SLR         Solectron Corporation                                      10%             47.563    14,840
469        SPLS        Staples, Inc.                                              10%             31.688    14,862
438        TJX         TJX Companies, Inc.                                        10%             33.875    14,837
214        YUM         Tricon Global Restaurants, Inc.                            10%             69.313    14,833
157        WMT         Wal-Mart Stores, Inc.                                      10%             94.625    14,856
515        WAG         Walgreen Co.                                               10%             28.813    14,839
                                                                                 _____                    ________
                             Total Investments                                   100%                     $148,443
                                                                                 =====                    ========
___________

See "Notes to Schedules of Investments" on page 18.

                          Schedule of Investments

            THE NASDAQ TARGET 15 PORTFOLIO, APRIL 1999 SERIES
                                 FT 330


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 1999


                                                                    Percentage
Number                                                              of Aggregate Market      Cost of        Market
  of       Ticker Symbol and                                        Offering     Value per   Securities to  Capitalization
Shares     Name of Issuer of Securities (1)                          Price       Share       the Trust (2)  (in millions) (4)
______     _______________________________________                  ___________  ________    _____________  ________________
 32        ADCT     ADC Telecommunications, Inc.                     1.03%       $ 47.500    $  1,520       $  6,403
122        AMGN     Amgen Inc.                                       6.47%         78.563       9,585         40,232
 18        BGEN     Biogen, Inc.                                     1.41%        115.750       2,084          8,694
 60        COMR     COMAIR Holdings, Inc.                            1.02%         25.063       1,504          2,441
616        DELL     Dell Computer Corporation                       16.57%         39.875      24,563        101,462
304        INTC     Intel Corporation                               24.93%        121.563      36,955        202,079
 38        LLTC     Linear Technology Corporation                    1.32%         51.500       1,957          7,758
 43        MCHP     Microchip Technology, Incorporated               1.02%         35.000       1,505          1,775
398        MSFT     Microsoft Corporation                           24.97%         93.000      37,014        469,363
374        ORCL     Oracle Corporation                               6.78%         26.875      10,051         38,688
 17        QCOM     QUALCOMM Incorporated                            1.34%        117.000       1,989          8,358
 93        SUNW     Sun Microsystems, Inc.                           7.90%        125.938      11,712         48,519
 49        TLAB     Tellabs, Inc.                                    3.21%         97.000       4,753         18,905
 30        VTSS     Vitesse Semiconductor Corporation                1.02%         50.563       1,517          3,760
 39        XLNX     Xilinx, Inc.                                     1.01%         38.500       1,501          5,566
                                                                    _____                    ________
                         Total Investments                            100%                   $148,210
                                                                    =====                    ========

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on March 31, 1999. Each Trust has a mandatory termination date of April 28, 2000.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on March 30, 1999, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                        Cost of
                                                        Securities      Profit
                                                        to Sponsor      (Loss)
                                                        ___________     ________
The Dow (sm) Target 5 Portfolio, April 1999 Series      $148,335        $   167
The Dow (sm) Target 10 Portfolio, April 1999 Series      148,600           (211)
Target 25 Portfolio, April 1999 Series                   149,434           (956)
Target Small-Cap Portfolio, April 1999 Series            149,380           (865)
Global Target 15 Portfolio, April 1999 Series            147,973           (544)
European Target 20 Portfolio, April 1999 Series          149,425         (1,009)
The S&P Target 10 Portfolio, April 1999 Series           150,117         (1,674)
The Nasdaq Target 15 Portfolio, April 1999 Series        151,870         (3,660)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend paid on a Security by that Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit.

(4) Market capitalization is based on the market value as of the close of business on March 30, 1999.

(5) This Equity Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate investment companies which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trusts.

This FT Series consists of eight separate unit investment trusts known as:

- The Dow (sm) Target 5 Portfolio
- The Dow (sm) Target 10 Portfolio
- Target 25 Portfolio
- Target Small-Cap Portfolio
- Global Target 15 Portfolio
- European Target 20 Portfolio
- The S&P Target 10 Portfolio
- The Nasdaq Target 15 Portfolio

Trusts containing only domestic stocks may be called "Domestic Trusts" and those which contain foreign stocks may be called "International Trusts."

Mandatory Termination Date.

The Trusts will terminate on the Mandatory Termination Date, approximately 13 months from the date of this prospectus. This date is shown in "Summary of Essential Information." Each Trust was created under the laws of the State of New York according to a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.


On the Initial Date of Deposit, we deposited the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trusts, in the form of units ("Units").


With the deposit of the contracts to buy Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust will pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the evaluation time and as close to the evaluation price as possible.


An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.


We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. The Trusts will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in a Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                       Portfolios

Objectives

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Certain of the Trusts invest in stocks with high dividend yields. Investing in stocks with high dividend yields may be effective in achieving a Trust's investment objective. This is because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. Because the Trusts' lives are short, we cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Each Trust's investment objective is to provide an above-average total return. Except for the Target Small-Cap Portfolio, The S&P Target 10 Portfolio and The Nasdaq Target 15 Portfolio, each Trust seeks to meet its objective through a combination of capital appreciation and dividend income. The Target Small-Cap Portfolio, The S&P Target 10 Portfolio and The Nasdaq Target 15 Portfolio each seek to meet their objective through capital appreciation. As discussed below, each Trust follows a different investment strategy to meet its objective.

Portfolio Strategies

The Target 5 Portfolio Strategy.

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average ("DJIA") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the ten highest dividend-yielding stocks from this group.

Step 3: From the ten stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Target 5 Portfolio.

The Target 10 Portfolio Strategy.

Step 1: We rank all 30 stocks contained in the DJIA by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the ten highest dividend-yielding stocks for The Target 10 Portfolio.

The Target 25 Portfolio Strategy.

Step 1: We select all dividend-paying stocks listed on the New York Stock Exchange ("NYSE") (excluding financial, transportation and utility stocks, American Depositary Receipts, limited partnerships and any stock included in the DJIA) as of two business days prior to the date of this prospectus.

Step 2: We then rank the stocks from highest to lowest market capitalization, and select the 400 highest market cap stocks.

Step 3: We rank the 400 stocks from highest to lowest dividend yield, and select the 75 highest dividend-yielding stocks.

Step 4: We take the remaining 75 stocks, discard the 50 highest dividend-yielding stocks, and select the remaining 25 stocks for the Target 25 Portfolio.

The Target Small-Cap Portfolio Strategy.

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which, based on 1996 dollars, have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Portfolio.

In each of the above steps for the Target Small-Cap Strategy, we apply monthly and rolling quarterly data instead of annual figures where possible.

The Global Target 15 Portfolio Strategy.

Step 1: We rank all stocks contained in the DJIA, the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA stocks or three business days prior to the date of this prospectus in the case of FT Index or Hang Seng Index stocks.

Step 2: We select the ten highest dividend-yielding stocks in each respective index.

Step 3: We select the five stocks with the lowest per share stock price of the ten highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Portfolio.


Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the Global Target 15 Portfolio Strategy.


European Target 20 Portfolio Strategy.

Step 1: We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain,
Sweden, Switzerland or the United Kingdom by dividend yield as of five business days prior to the date of this prospectus.

Step 2: We select the 20 highest dividend-yielding stocks for the European Target 20 Portfolio.

The S&P Target 10 Portfolio Strategy.

Step 1: We select the 250 largest companies based on market capitalization which are components of the S&P 500 Index as of two business days prior to the date of this prospectus.

Step 2: From the above list, the 125 companies with the lowest price to sales ratios are selected.

Step 3: The 10 companies which had the greatest 1-year stock price appreciation are selected for The S&P Target 10 Portfolio.

The Nasdaq Target 15 Portfolio Strategy.

Step 1: We select stocks which are components of the Nasdaq 100 Index as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst
(100)).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The Nasdaq Target 15 Portfolio.

The stocks which comprise The Nasdaq Target 15 Portfolio are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of date of this prospectus have been excluded from the Target 25 Strategy Portfolio, Target Small-Cap Strategy Portfolio and The Nasdaq Target 15 Portfolio.

Please note that we applied each strategy at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different Securities.

"Dow Jones Industrial Average (sm)" "Dow" and "DJIA (sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular, The Dow (sm) Target 5 Trust and The Dow (sm) Target 10 Trust. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 10 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trust. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

The "Nasdaq 100 (registered trademark)," "Nasdaq 100 Index (registered trademark)," and "Nasdaq (registered trademark)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq Target 15 Portfolio has not been passed on by the Corporations as to its legality or suitability. The Nasdaq Target 15 Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq Target 15 Portfolio.

Dow Jones, Standard & Poor's and The Nasdaq Stock Market, Inc., as well as the publishers of the Ibbotson Small-Cap Index, MSCI Europe Index, FT Index and Hang Seng Index, are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted above, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.


                            Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S., and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criteria employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that they will increase in value.

Certain Trusts (particularly the Target Small-Cap Portfolio) are concentrated in Securities issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies. This is a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Financial Institutions Industry. The European Target 20 Portfolio is concentrated in financial institutions stocks. Such institutions are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, financial institutions are extensively regulated and may be adversely affected by increased regulations.

Financial institutions will face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Technology Industry. The Nasdaq Target 15 Portfolio is concentrated in technology stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles, fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; and government regulation. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation and Philip Morris Companies, Inc., or of the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.

Foreign Stocks. Certain or all of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. Risks of foreign common stocks include losses due to future political and economic developments, foreign currency devaluations, restrictions on foreign investments and exchange of securities, inadequate financial information and lack of liquidity of certain foreign markets. In addition, brokerage and other transaction costs on foreign securities exchanges are often higher than in the U.S. and there is generally less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the European Target 20 Portfolio is maintained by Cedel Bank S.A., a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The Global Target 15 Portfolio and the European Target 20 Portfolio are concentrated in common stocks of U.K. issuers. The United Kingdom is one of 15 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the member nations and make Europe one of the largest common markets in the world. However, the uncertain implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert their currency to the new common European currency, the euro, on January 1, 1999. All European (including United Kingdom) companies and other companies with significant markets or operations in Europe, face strategic challenges as these entities adapt to a single currency. The euro conversion may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potential adverse tax consequences. We cannot predict whether the United Kingdom will ever convert to the euro or what impact the implementation of a common currency throughout a majority of EU countries will have on United Kingdom or European issuers.

Hong Kong. The Global Target 15 Portfolio is also concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the International Trusts) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The recent conversion by eleven of the fifteen EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the newly created euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the International Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

          Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performance of the DJIA, S&P 500 Index, Nasdaq 100 Index, Ibbotson Small-Cap Index, MSCI Europe Index, FT Index, Hang Seng Index and a combination of the FT Index, Hang Seng Index and the DJIA (the "Cumulative Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes.


- Strategy returns are for calendar years (and the most recent quarter), while the Trusts begin and end on various dates.


- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index or combination of indexes, and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Nasdaq 100 Index. The NASDAQ 100 Index consists of the 100 largest non-financial companies listed on the NASDAQ National Market System. As of December 18, 1998, the constituents are constructed using a modified market capitalization approach.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New

York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI Europe Index. The MSCI Europe Index is an equity market capitalization weighted index consisting of over 500 companies from all of the developed markets in Europe.

                                               COMPARISON OF TOTAL RETURN (2)

                   Hypothetical Strategy Total Returns (1)                      Index Total Returns
         ______________________________________________________    _________________________________________
                                                  Target                                         Ibbotson
        Target 5    Target 10      Target 25      Small-Cap                       S&P 500        Small-Cap
Year    Strategy    Strategy       Strategy       Strategy         DJIA           Index          Index
____    ________    _________      _________      _________        _______        ________       __________
1972     22.92%     23.76%          8.04%          12.66%           18.38%         18.89%          4.43%
1973     20.01%      4.01%         -6.99%         -25.02%          -13.20%        -14.57%        -30.90%
1974     -5.40%     -1.02%         -9.54%         -34.85%          -23.64%        -26.33%        -19.95%
1975     64.77%     56.10%         76.02%          40.13%           44.46%         36.84%         52.82%
1976     40.96%     35.18%         44.31%          45.70%           22.80%         23.64%         57.38%
1977      5.49%     -1.95%         -4.58%          16.22%          -12.91%         -7.25%         25.38%
1978      1.23%      0.03%          6.49%          17.53%            2.66%          6.49%         23.46%
1979      9.84%     13.01%         27.68%          40.78%           10.60%         18.22%         43.46%
1980     41.69%     27.90%         26.45%          61.97%           21.90%         32.11%         38.88%
1981      3.19%      7.46%          8.52%          -9.46%           -3.61%         -4.92%         13.88%
1982     43.37%     27.12%         30.83%          51.26%           26.85%         21.14%         28.01%
1983     36.38%     39.07%         32.09%          31.04%           25.82%         22.28%         39.67%
1984     11.12%      6.22%          5.55%          -1.10%            1.29%          6.22%         -6.67%
1985     38.34%     29.54%         41.89%          50.81%           33.28%         31.77%         24.66%
1986     30.89%     35.63%         25.01%          23.35%           27.00%         18.31%          6.85%
1987     10.69%      5.59%         14.41%          14.94%            5.66%          5.33%         -9.30%
1988     21.47%     24.57%         27.18%          23.19%           16.03%         16.64%         22.87%
1989     10.55%     26.97%         22.98%          26.10%           32.09%         31.35%         10.18%
1990    -15.74%     -7.82%         -0.82%           1.08%           -0.73%         -3.30%        -21.56%
1991     62.03%     34.20%         37.67%          59.55%           24.19%         30.40%         44.63%
1992     22.90%      7.69%         15.14%          27.81%            7.39%          7.62%         23.35%
1993     34.01%     27.08%         15.22%          22.47%           16.87%          9.95%         20.98%
1994      8.27%      4.21%          9.73%           2.11%            5.03%          1.34%          3.11%
1995     30.50%     36.85%         36.69%          41.65%           36.67%         37.22%         34.66%
1996     26.20%     28.35%         28.53%          34.96%           28.71%         22.82%         17.62%
1997     19.97%     21.68%         30.69%          16.66%           24.82%         33.21%         22.78%
1998     12.36%     10.59%          1.83%           1.85%           18.03%         28.57%         -7.38%

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first and last trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually and all returns are stated in terms of U.S. dollars. Based on the year-by-year returns contained in the table, over the 27 full years as listed above, the Target 5 Strategy, Target 10 Strategy, the Target 25 Strategy and Target Small-Cap Strategy achieved an average annual total return of 21.10%, 18.33%, 19.04%, and 19.43%, respectively. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA, S&P 500 Index and Ibbotson Small-Cap Index which were 13.45%, 13.71% and 14.83%, respectively.

                                    COMPARISON OF TOTAL RETURN (2)

            Hypothetical Strategy Total Returns (1)                    Index Total Returns
          __________________________________________  ________________________________________________________
          Global     European   S&P        Nasdaq                                  MSCI                         Cumulative
          Target 15  Target 20  Target 10  Target 15            Hang Seng          Europe   S&P 500  Nasdaq     Index
Year      Strategy   Strategy   Strategy   Strategy   FT Index  Index      DJIA    Index    Index    100 Index  Returns(3)
____      _________  _________  _________  _________  ________  _________  ____    _______  _______  _________  __________
1979      44.70%                 43.17%                3.59%     77.99%    10.60%           18.22%              30.73%
1980      52.51%                 54.15%               31.77%     65.48%    21.90%           32.11%              39.72%
1981       0.03%                -10.59%               -5.30%    -12.34%    -3.61%           -4.92%              -7.08%
1982      -2.77%                 38.21%                0.42%    -48.01%    26.85%           21.14%              -6.91%
1983      15.61%                 20.01%               21.94%     -2.04%    25.82%           22.28%              15.24%
1984      29.88%      2.00%      16.34%                2.15%     42.61%     1.29%   1.26%    6.22%              15.35%
1985      54.06%     79.54%      43.49%               54.74%     50.95%    33.28%  79.79%   31.77%              46.32%
1986      38.11%     42.53%      21.81%     22.94%    24.36%     51.16%    27.00%  44.46%   18.31%     6.89%    34.18%
1987      17.52%     14.86%       9.16%     14.10%    37.13%     -6.84%     5.66%   4.10%    5.33%    10.49%    11.99%
1988      24.26%     16.77%      20.35%     -0.59%     9.00%     21.04%    16.03%  16.35%   16.64%    13.54%    15.36%
1989      15.98%     33.09%      39.62%     37.33%    20.07%     10.59%    32.09%  29.06%   31.35%    26.17%    20.92%
1990       3.19%     -0.49%      -5.64%     -5.39%    11.03%     11.71%    -0.73%  -3.37%   -3.30%   -10.41%     7.34%
1991      40.40%     16.59%      24.64%    109.27%     8.77%     50.68%    24.19%  13.66%   30.40%    64.99%    27.88%
1992      26.64%     -4.03%      24.66%     -0.15%    -3.13%     34.73%     7.39%  -4.25%    7.62%     8.86%    12.99%
1993      65.65%     37.38%      42.16%     28.55%    19.22%    124.95%    16.87%  29.79%    9.95%    11.67%    53.68%
1994      -7.26%     -0.51%       8.17%     10.50%     1.97%    -29.34%     5.03%   2.66%    1.34%     1.74%    -7.45%
1995      13.45%     34.71%      25.26%     53.80%    16.21%     27.52%    36.67%  22.13%   37.22%    43.01%    26.80%
1996      21.00%     24.35%      26.61%     60.03%    18.35%     37.86%    28.71%  21.57%   22.82%    42.74%    28.31%
1997      -6.38%     28.91%      61.46%     35.15%    14.78%    -17.69%    24.82%  24.20%   33.21%    20.76%     7.30%
1998      13.50%     35.77%      53.85%    123.10%    12.32%     -2.60%    18.03%  28.80%   28.57%    85.43%     9.25%

____________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first and last trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except for the FT Index and Hang Seng Index from 12/31/78 through 12/31/86, during which time annual reinvestment was assumed) and all returns are stated in terms of U.S. dollars. Based on the year-by-year returns contained in the table, over the full years listed above, the Global Target 15 Strategy, European Target 20 Strategy, The S&P Target 10 Strategy and The Nasdaq Target 15 Strategy achieved an average annual total return of 21.32%, 22.42%, 26.40% and 32.79%, respectively. In addition, over each stated period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the combination of the FT Index, Hang Seng Index and DJIA (the "Cumulative Index"), MSCI Europe Index, S&P 500 Index and Nasdaq 100 Index which were 17.94% 19.05%, 17.61% and 22.60%, respectively.

(3) Cumulative Index Returns represent the average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA. Cumulative Index Returns do not represent an actual index.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price. The Public Offering Price per Unit for each Trust is comprised of the following:

- The aggregate underlying U.S. dollar value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- dividends receivable on Securities; and

- The total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.


The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, to an extent which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.


Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge of 2.75% and the maximum remaining deferred sales charge (initially $.175 per Unit) and will vary from 1% with changes in the aggregate underlying U.S. dollar value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, ten monthly deferred sales charges of $.0175 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from May 20, 1999 through February 18, 2000. The maximum sales charge you will pay during the initial offering period will be 2.75% of the Public Offering Price per Unit (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge).


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below) the maximum sales charge is reduced, as follows:

                                          Your maximum
If you invest                             sales charge
(in thousands):*                          will be:
_____________________                     ____________
$   50 but less than $100                 2.50%
$  100 but less than $150                 2.25%
$  150 but less than $500                 1.90%
$  500 but less than $1,000               1.75%
$1,000 or more                            1.00%

*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

You can combine the Units you purchase of Trusts in this prospectus with any other same day purchases you make of other trusts for which we acted as Principal Underwriter and which are currently in the initial offering period to qualify for the reduced sales charges described above. The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. However, we will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the broker/dealer or other selling agent making the sale.

If you commit to purchase Units of the Trusts, or subsequent series of the Trusts, valued at $1,000,000 or more over a 12-month period commencing with your first purchase you will receive the reduced sales charge set forth above on all individual purchases over $83,000.

If you are purchasing Units with rollover proceeds from a previous series of a Trust you will be subject only to the maximum deferred sales charge on such Units (for rollover purchases of $1,000,000 or more such charge shall be a deferred sales charge limited to 1.00% of the Public Offering Price) but you will not be eligible to receive the reduced sales charges described in the above table. In addition, you can use termination proceeds from other unit investments trusts which have a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor, to purchase Units of the Trusts subject only to any remaining deferred sales charge. Please note that you will be charged the amount of any remaining deferred sales charge on Units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, less the concession we would typically allow such broker/dealer. See "Distribution of Units-Dealer Concessions."

Every investor will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The aggregate underlying U.S. dollar value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) On the basis of current ask prices for comparable securities,

b) By appraising the U.S. dollar value of the Securities on the ask side of the market, or

c) By any combination of the above.

The total U.S. dollar value of the Securities in the International Trusts during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.


The Evaluator will appraise or have appraised the value of the underlying Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and the following holidays as observed by the NYSE: New Year's Day, Martin Luther King, Jr.'s Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.


After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying U.S. dollar value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. We calculate the aggregate underlying U.S. dollar value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary. In addition, the aggregate underlying U.S. dollar value of the Securities during the secondary market is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, dealers and other selling agents will receive a concession or agency commission of $0.13 per Unit on purchases by Rollover Unit holders or on the sale of Units subject only to any remaining deferred sales charge. In addition, dealers and other selling agents will receive a maximum concession of up to $0.10 per Unit on purchases of Units resulting from the automatic reinvestment of income or capital distributions into additional Units.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     __________
$ 40 but less than $50                    0.050%
$ 50 but less than $75                    0.125%
$ 75 but less than $100                   0.150%
$100 or more                              0.200%

We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems,

Units from brokers, dealers or other selling agents while a market is being maintained for such Units, such entities agree to immediately repay to us any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions. In Texas and certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.

From time to time we may sponsor programs which provide awards to our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that a Trust will receive from the Units sold.

Investment Comparisons.

From time to time we may compare the then current estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with
(1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust, which are described more fully elsewhere in this prospectus, differ from and are often riskier than other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future relative performance.

                  The Sponsor's Profits


We will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.


In maintaining a market for Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for each Trust) or redeemed will be a profit or loss to us. The secondary market public offering price of Units may be more or less than the cost of those Units to us. We may also realize profits or sustain losses as we create additional Units for the Distribution Reinvestment Option.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell Units or tender them for redemption before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid in the secondary market at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses exceed the estimate, the appropriate Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of a Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

The Trusts may also incur the following charges:

- A quarterly license fee payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's or The Nasdaq Stock Market, Inc.;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;


- Foreign custodial and transaction fees, if any; and/or


- All taxes and other government charges imposed upon the Securities or any part of a Trust. (No such taxes or charges are now in place or planned as far as we know.)

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on a Trust. In addition, if there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are not enough, it is likely that the Trustee will have to sell Securities to meet Trust expenses. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

                       Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by a Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss Upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Tax Code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, you may request an In-Kind Distribution of Securities from a Domestic Trust when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from dividends of Securities of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other U.S. persons, provided that less than 25 percent of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit, which is either offset against U.K. tax liabilities or, in certain circumstances, repaid.

You will not be able to claim any refund of the tax credit for dividends paid on or after April 6, 1999. If you are resident in the United States for the purposes of the income tax treaty between the United States and the United Kingdom (the "Treaty") you may be able to claim a refund of part of the tax credit for dividends paid before April 6, 1999. This is explained in more detail in the following paragraph.

Although a U.S. investor who is resident in the United States for the purposes of the Treaty and who holds shares directly in a U.K. company can generally claim a refund of part of the tax credit from the U.K. Inland Revenue, it is unclear whether you will be entitled to any refund since you invest indirectly in U.K. companies through the Global Target 15 Portfolio. Unless a special procedure is agreed with the U.K. Inland Revenue in advance, you may not be able to claim any refund.

A U.K. company may elect for a dividend paid before April 6, 1999 to be paid as a "foreign income dividend" rather than an ordinary dividend. A foreign income dividend does not carry a tax credit and so you will not be entitled to any refund.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio. However, they may be liable if the Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United States and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax being payable by the purchaser. The Global Target 15 Portfolio paid this tax when it acquired Securities. When the Global Target 15 Portfolio sells Securities, it is anticipated that the tax will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio do not give rise to Hong Kong estate duty liability.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts,

- Keogh Plans,

- Pension funds, and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.


The Trustee will treat as record owner of Units persons registered as such on its books. If you request certificates representing the Units you ordered for purchase they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.


Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the registered owner of Units:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.


You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates.
You must surrender mutilated certificates to the Trustee for replacement.


Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on a Trust's Securities to the Income Account of a Trust. All other receipts, such as return of capital, are credited to the Capital Account of a Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the deferred sales charge or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of a Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.

We anticipate that the deferred sales charge will be collected from the Capital Account of a Trust and that there will be enough money in the Capital Account to cover these costs. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution a Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. Normally, the selling broker gives your TIN to the Trustee. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the disposition of the Securities. However, if you own Units of a Domestic Trust, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, excluding any unpaid expenses of that Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for any state and local taxes and any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay any remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. Please note that even if you reinvest distributions, they are still considered distributions for income tax purposes. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust.

If you are tendering 1,000 Units or more of a Domestic Trust for redemption, rather than receiving cash, you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may have to sell Securities.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your TIN. For more information about this withholding, see "Income and Capital Distributions." If the Trustee does not have your TIN, you must provide it at the time of the redemption request.

The Trustee may sell Securities of a Trust to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.


Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying U.S. dollar value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

The aggregate underlying U.S. dollar value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

               Reinvesting in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.


Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units (currently expected to be $.175 per unit).


We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create.

Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date. A Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;


- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or


- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, termination of a Trust prior to the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participating as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of a Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Domestic Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option for eligible Unit holders of Domestic Trusts, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of a Trust, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provide by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor Sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trusts.

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Page 43


                   FIRST TRUST (registered trademark)

           The Dow (sm) Target 5 Portfolio, April 1999 Series
           The Dow (sm) Target 10 Portfolio, April 1999 Series
                 Target 25 Portfolio, April 1999 Series
              Target Small-Cap Portfolio, April 1999 Series
              Global Target 15 Portfolio, April 1999 Series
             European Target 20 Portfolio, April 1999 Series The S&P Target 10 Portfolio, April 1999 Series
            The Nasdaq Target 15 Portfolio, April 1999 Series

                                 FT 330

                                Sponsor:

                          Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

     This prospectus contains information relating to the eight unit investment trusts listed above, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:


             -  Securities Act of 1933 (file no. 333-73339) and
             -  Investment Company Act of 1940 (file no. 811-05903)


              To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                             March 31, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44


                   First Trust (registered trademark)

                         TARGET PORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in Target Portfolio Series not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("prospectus").


This Information Supplement is dated March 31, 1999. Capitalized terms have been defined in the prospectus.


                                  Table of Contents

<CAPTION
Dow Jones & Company, Inc.                                                                1
Standard & Poor's                                                                        2
The Nasdaq Stock Market, Inc.                                                            2
Risk Factors                                                                             3
   Securities                                                                            3
   Dividends                                                                             3
   Foreign Issuers                                                                       4
      United Kingdom                                                                     5
      Hong Kong                                                                          5
   Exchange Rate                                                                         6
   Litigation                                                                           10
      Tobacco Industry                                                                  10
      Microsoft Corporation                                                             10
Concentrations                                                                          10
   Banks and Thrifts                                                                    10
   Petroleum Refining Companies                                                         12
   Real Estate Companies                                                                13
   Technology Companies                                                                 15
   Small-Cap Companies                                                                  16
Portfolios                                                                              16
   Equity Securities Selected for The Dow (sm) Target 5 Portfolio, April 1999 Series    16
   Equity Securities Selected for The Dow (sm) Target 10 Portfolio, April 1999 Series   16
   Equity Securities Selected for Target 25 Portfolio, April 1999 Series                17
   Equity Securities Selected for Target Small-Cap Portfolio, April 1999 Series         19
   Equity Securities Selected for Global Target 15 Portfolio, April 1999 Series         21
   Equity Securities Selected for European Target 20 Portfolio, April 1999 Series       22
   Equity Securities Selected for The S&P Target 10 Portfolio, April 1999 Series        24
   Equity Securities Selected for The Nasdaq Target 15 Portfolio, April 1999 Series     24

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average (SM), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average
(SM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The Nasdaq Target 15 Portfolio Series is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations").

The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Nasdaq Target 15 Portfolio Series. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Nasdaq Target 15 Portfolio Series or any member of the public regarding the advisability of investing in securities generally or in the Nasdaq Target 15 Portfolio Series particularly, or the ability of the Nasdaq 100 Index(registered trademark) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(registered trademark), Nasdaq 100 Index(registered trademark) and Nasdaq(registered trademark) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index(registered trademark) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Nasdaq Target 15 Portfolio Series. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Nasdaq Target 15 Portfolio Series into consideration in determining, composing or calculating the Nasdaq 100 Index(registered trademark). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Nasdaq Target 15 Portfolio Series to be issued or in the determination or calculation of the equation by which the Nasdaq Target 15 Portfolio Series is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Nasdaq Target 15 Portfolio Series.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NASDAQ TARGET 15 PORTFOLIO SERIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P
500 Index, DJIA, FT Index and Hang Seng Index declined 4.60%, 7.09%,
6.19% and 31.14%, respectively. In addition, against a backdrop of continued uncertainty regarding the current global currency crisis and falling commodity prices, during the period between July 31, 1998 and September 30, 1998, the S&P 500, DJIA and FT Index declined by 8.97%, 11.32% and 17.80%, respectively, while the Hang Seng Index increased .20%.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain or all of the Securities included in the International Trusts consist of securities of foreign issuers, an investment in such Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the International Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the International Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the International Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the International Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the International Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. In the first quarter of 1998, gross domestic product (GDP) of the United Kingdom grew to a level 3.0% higher than in the first quarter of 1997, however the overall rate of GDP growth has slowed since the third quarter of 1997. The slow down largely reflects a deteriorating trade position and higher indirect taxes. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling. In addition, United Kingdom companies with significant markets or operations in other European countries (whether or not such countries are participating) face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; affect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the Securities issued by United Kingdom companies in the International Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the past two decades through 1996, the gross domestic product (GDP) has tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been encouraging. The full impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in

Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact such Trust and the value of the Units.

China currently enjoys a most favored nation status ("MFN Status") with the United States. MFN Status is subject to annual review by the President of the United States and approval by Congress. As a result of Hong Kong's reversion to Chinese control, U.S. lawmakers have suggested that they may review China's MFN status on a more frequent basis. Revocation of the MFN Status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Global Target 15 Portfolio. The performance of certain companies listed on the Hong Kong Stock Exchange is linked to the economic climate of China. The renewal of China's MFN Status in May of 1996 has helped to reduce the uncertainty for Hong Kong in conducting Sino-U.S. trade, and the signing of the agreement on copyright protection between the U.S. and Chinese governments in June of 1996 averted a trade war that would have affected Hong Kong's re-export trade. In 1997, China and the United States reached a four-year bilateral agreement on textiles, again avoiding a Sino-U.S. trade war. More recently, the currency crisis which has affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed subsequent to the events at Tiananmen Square, but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. The Hang Seng Index is subject to change and delisting of any issues may have an adverse impact on the performance of the Global Target 15 Portfolio, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent such Trust from purchasing additional Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The International Trusts are comprised either totally or substantially of Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                        Foreign Exchange Rates
          Range of Fluctuations in Foreign Currencies

                  United Kingdom
Annual            Pound Sterling/       Hong Kong/
Period            U.S. Dollar           U.S. Dollar
______            _______________       ___________
1983              0.616-0.707           6.480-8.700
1984              0.670-0.864           7.774-8.050
1985              0.672-0.951           7.729-7.990
1986              0.643-0.726           7.768-7.819
1987              0.530-0.680           7.751-7.822
1988              0.525-0.601           7.764-7.912
1989              0.548-0.661           7.775-7.817
1990              0.504-0.627           7.740-7.817
1991              0.499-0.624           7.716-7.803
1992              0.499-0.667           7.697-7.781
1993              0.630-0.705           7.722-7.766
1994              0.610-0.684           7.723-7.750
1995              0.610-0.653           7.726-7.763
1996              0.583-0.670           7.732-7.742
1997              0.584-0.633           7.708-7.751
1998              0.584-0.620           7.735-7.749

Source: Bloomberg L.P.

                  End of Month Exchange Rates                                     End of Month Exchange Rates
                    for Foreign Currencies                                  for Foreign Currencies (continued)

                  United Kingdom      Hong                                           United Kingdom      Hong
                  Pound Sterling/     Kong/U.S.     Euro/                            Pound Sterling/     Kong/U.S.     Euro/U.S.
Monthly Period    U.S. Dollar         Dollar        U.S. Dollar   Monthly Period     U.S. Dollar         Dollar        Dollar
______________    ______________      _________     ___________   ______________     ______________      _________     _________
1992:                                                               September         .631                7.732         N.A.
 January          .559                7.762         N.A.           October           .633                7.727         N.A.
 February         .569                7.761         N.A.           November          .652                7.731         N.A.
 March            .576                7.740         N.A.           December          .645                7.733         N.A.
 April            .563                7.757         N.A.          1996:
 May              .546                7.749         N.A.           January           .661                7.728         N.A.
 June             .525                7.731         N.A.           February          .653                7.731         N.A.
 July             .519                7.732         N.A.           March             .655                7.734         N.A.
 August           .503                7.729         N.A.           April             .664                7.735         N.A.
 September        .563                7.724         N.A.           May               .645                7.736         N.A.
 October          .641                7.736         N.A.           June              .644                7.741         N.A.
 November         .659                7.742         N.A.           July              .642                7.735         N.A.
 December         .662                7.744         N.A.           August            .639                7.733         N.A.
1993:                                                               September         .639                7.733         N.A.
 January          .673                7.734         N.A.           October           .615                7.732         N.A.
 February         .701                7.734         N.A.           November          .595                7.732         N.A.
 March            .660                7.731         N.A.           December          .583                7.735         N.A.
 April            .635                7.730         N.A.          1997:
 May              .640                7.724         N.A.           January           .624                7.750         N.A.
 June             .671                7.743         N.A.           February          .614                7.744         N.A.
 July             .674                7.761         N.A.           March             .611                7.749         N.A.
 August           .670                7.755         N.A.           April             .616                7.746         N.A.
 September        .668                7.734         N.A.           May               .610                7.748         N.A.
 October          .676                7.733         N.A.           June              .600                7.747         N.A.
 November         .673                7.725         N.A.           July              .609                7.742         N.A.
 December         .677                7.723         N.A.           August            .622                7.750         N.A.
1994:                                                               September         .619                7.738         N.A.
 January          .664                7.724         N.A.           October           .598                7.731         N.A.
 February         .673                7.727         N.A.           November          .592                7.730         N.A.
 March            .674                7.737         N.A.           December          .607                7.749         N.A.
 April            .659                7.725         N.A.          1998:
 May              .662                7.726         N.A.           January           .613                7.735         N.A.
 June             .648                7.730         N.A.           February          .609                7.743         N.A.
 July             .648                7.725         N.A.           March             .598                7.749         N.A.
 August           .652                7.728         N.A.           April             .598                7.747         N.A.
 September        .634                7.727         N.A.           May               .613                7.749         N.A.
 October          .611                7.724         N.A.           June              .600                7.748         N.A.
 November         .639                7.731         N.A.           July              .613                7.748         N.A.
 December         .639                7.738         N.A.           August            .595                7.749         N.A.
1995:                                                              September         .589                7.749         N.A.
 January          .633                7.732         N.A.           October           .596                7.747         N.A.
 February         .631                7.730         N.A.           November          .607                7.743         N.A.
 March            .617                7.733         N.A.           December          .602                7.746         N.A.
 April            .620                7.742         N.A.          1999:
 May              .630                7.735         N.A.           January           .608                7.748         1.136
 June             .627                7.736         N.A.           February          .624                7.748         1.103
 July             .626                7.738         N.A.           March 30          .620                7.749         1.073
 August           .645                7.741         N.A.

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of December 31, 1998, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations

Banks and Thrifts. Certain Trusts may be considered to be concentrated in common stocks of financial institutions. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking which has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks were allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the banks regulatory agencies which, if implemented, may adversely affect certain of the Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Petroleum Refining Companies. Certain Trusts may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. See "Risk Factors" in the prospectus which will indicate, if applicable, the Trust's concentration in the petroleum industry. According to the U.S. Department of Commerce, the factors which will most likely shape the industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

Real Estate Companies. Certain Portfolios are considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust.

The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than mortgage REITs and the nature of the underlying assets of an equity REIT may be considered more tangible than that of a mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than mortgage REITs.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in a Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in a Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in a Trust.

Recently, in the wake of Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China, including Beijing, the Chinese capital. By 1992, however, southern China began to experience a rise in real estate prices, increases in construction costs and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of a Global Target 15 Portfolio.

Technology Companies. Certain Portfolios are considered to be concentrated in common stocks of technology companies. See "Risk
Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Portfolios

   Equity Securities Selected for The Dow (sm) Target 5 Portfolio

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment, and diesel engines. The company also provides various financial products and services.

E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, develops, makes and sells tires and related transportation products; participates in various crude oil transportation and gathering activities; and makes various industrial rubber and chemical products.


International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.


Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

    Equity Securities Selected for The Dow (sm) Target 10 Portfolio

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment, and diesel engines. The company also provides various financial products and services.

Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas, as well as transporting the products. The company is also involved in the mineral and chemical industries.

E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals and transports and sells crude oil, natural gas and petroleum products.

Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, develops, makes and sells tires and related transportation products; participates in various crude oil transportation and gathering activities; and makes various industrial rubber and chemical products.


International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.


Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

         Equity Securities Selected for the Target 25 Portfolio


Abitibi-Consolidated Inc., headquartered in Montreal, Canada, produces publication papers, including newsprint and value-added grades; and operates paper mills.


Bemis Company, Inc., headquartered in Minneapolis, Minnesota, makes flexible packaging products and pressure sensitive materials. The primary market for the company's products is the food industry. Other markets include companies in the chemical, agribusiness, pharmaceutical, medical, printing and graphics industries.


ConAgra, Inc., headquartered in Omaha, Nebraska, produces shelf stable and frozen food products, processed meats, beef, pork and lamb products, poultry products and agricultural products; and engages in grain processing and merchandising.


Cooper Industries, Inc., headquartered in Houston, Texas, manufactures, markets and sells electrical products, tools and hardware, and automotive parts. The company's products include compression equipment for oil and natural gas applications, rotary drilling equipment, mining and construction machinery, and electrical power transformers.

Cummins Engine Company, Inc., headquartered in Columbus, Indiana, designs and makes diesel engines, ranging from 76 to 6,000 horsepower; produces diesel engines over 200 horsepower; and produces natural gas engines and engine components and subsystems.


Fluor Company, headquartered in Irvine, California, provides engineering, procurement, construction, maintenance and other diversified services on a worldwide basis to a variety of industrial, commercial, utility, natural resources, energy and governmental clients. The company also maintains investments in coal-related businesses.

General Mills, Inc., headquartered in Minneapolis, Minnesota, makes and markets a variety of consumer foods products, including ready-to-eat cereals; desserts; flour and baking mixes; dinner and side dish products; snack products; beverages and yogurt products.


H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes, packages, and sells processed food products, including ketchup and sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.


Harris Corporation, headquartered in Melbourne, Florida, through subsidiaries, researches, develops and produces high-technology systems for government and commercial organizations, makes data-sheet integrated circuits and discrete devices, and makes communications equipment. The company also sells office equipment and business communication products.


Kellogg Company, headquartered in Battle Creek, Michigan, makes and markets ready-to-eat cereals under the "Kellogg's" name; and other convenience food products including toaster pastries, frozen waffles, bagels, marshmallow squares and cereal bars.


Louisiana-Pacific Corporation, headquartered in Portland, Oregon, makes lumber, pulp, structural and other panel products, hardwood veneers, and cellulose insulation through facilities throughout the United States, Canada and Ireland.

Meritor Automotive, Inc., headquartered in Troy, Michigan, makes and markets products for use in commercial, specialty and light vehicles. The company provides its truck and trailer products and off-highway and specialty products to original equipment manufacturers (OEMs), dealers, distributors, and other end-users in the aftermarket.


Northrop Grumman Corporation, headquartered in Los Angeles, California, designs, develops and makes aircraft, aircraft subassemblies and electronic systems for military and commercial use; and designs, operates and supports computer systems for scientific and management information.


PPG Industries, Inc., headquartered in Pittsburgh, Pennsylvania, makes protective and decorative coatings, flat glass, fabricated glass products, continuous strand fiber glass and industrial and specialty chemicals. Markets for the company's products include manufacturing, construction, automotive, and chemical processing.


Phillips Petroleum Company, headquartered in Bartlesville, Oklahoma, with subsidiaries, refines, transports, and markets crude oil, natural gas liquids and petroleum products; provides feedstock for the production of petrochemicals; makes intermediate and finished chemical products; explores for and produces petroleum liquids; and acquires, gathers, and processes raw natural gas.


Polaroid Corporation, headquartered in Cambridge, Massachusetts, makes and markets various products for use in instant image recording fields, including instant photographic cameras and films, magnetic media, light polarizing filters and lenses, and diversified chemical, optical and commercial products.


Reynolds Metals Company, headquartered in Richmond, Virginia, refines bauxite into alumina; calcinates petroleum coke; produces prebaked carbon anodes; makes and distributes various finished aluminum products; and sells plastic bags and food wraps, as well as plastic lidding and container products.


Snap-on Incorporated, headquartered in Kenosha, Wisconsin, develops, manufactures and distributes tool and equipment solutions worldwide. The company's products include hand and power tools, diagnostics and shop equipment, tool storage products, diagnostics software and other solutions for the automotive and industrial service industries.

Sunoco, Inc., headquartered in Hartsville, South Carolina, makes paperboard-based and plastic-based packaging products (carriers and containers) for both consumer and industrial markets.

TRW Inc., headquartered in Cleveland, Ohio, provides advanced technology products and services for the automotive (including occupant safety systems, automotive electronics and steering systems) and space, defense and information systems markets (including spacecraft, software, systems engineering, and systems integration).

Thomas & Betts Corporation, headquartered in Memphis, Tennessee, designs, makes and sells, on a global basis, electrical and electronic connectors and components, as well as other related products and accessories for construction and original equipment manufacturer markets. Products are sold worldwide through electrical, electronic and HVAC distributors, mass merchandisers, catalogs and home centers.


USX-Marathon Group, headquartered in Houston, Texas, explores, produces, refines, distributes and markets crude oil, natural gas and petroleum products.



Universal Foods Corporation, headquartered in Milwaukee, Wisconsin, makes and distributes flavors, colors, flavor enhancers and other bioproducts, dehydrated products and yeast for foods and other applications.


Weis Markets, Inc., headquartered in Cleveland, Ohio, provides advanced technology products and services for the automotive (including occupant safety systems, automotive electronics and steering systems) and space, defense and information systems markets (including spacecraft, software, systems engineering, and systems integration).

Weyerhaeuser Company, headquartered in Tacoma, Washington, grows and harvests timber; makes, distributes and sells forest products. The company builds and develops houses and apartments; develops commercial and residential lots. The company also provides a broad range of financial services.

      Equity Securities Selected for the Target Small-Cap Portfolio


99 Cents Only Stores, headquartered in City of Commerce, California, operates valued-priced stores in Southern California and distributes merchandise at prices generally below normal wholesale to both small and large domestic retailers, others distributors and exporters.



Abacus Direct Corporation, headquartered in Westminster, Colorado, provides information products and marketing research services to the direct marketing industry, specifically, the catalog industry.



Advance Paradigm, Inc., headquartered in Irving, Texas, provides pharmacy benefit management and health benefit management services to health plan sponsors, with over 12,000,000 health plan members enrolled in the company's programs.


Alpharma Inc. (Class A), headquartered in Ft. Lee, New Jersey, through divisions, develops, makes and sells specialty generic and proprietary human pharmaceuticals and animal health products.


Ames Department Stores, Inc., headquartered in Rocky Hill, Connecticut, with subsidiaries, operates self-service discount department stores under the "Ames" name in states in the Northeast, mid-Atlantic and midwest regions and District of Columbia.


Atlas Air, Inc., headquartered in Golden, Colorado, provides air cargo transportation services throughout the world to major international airlines. The company also provides its own scheduled air cargo flights on a seasonal basis.

E.W. Blanch Holdings, Inc., headquartered in Dallas, Texas, provides integrated risk management services, including reinsurance intermediary services, risk management consulting and administration services, and wholesale insurance services.

CTS Corporation, headquartered in Elkhart, Indiana, designs, makes and sells a broad line of electronic components principally serving the electronic needs of original equipment manufacturers.


Clarify Inc., headquartered in San Jose, California, develops integrated enterprise front office solutions. The company develops software that automates the call center, sales and marketing, technical support and help desk processes.



Cybex Computer Products Corporation, headquartered in Huntsville,
Alabama, develops, produces and markets keyboard, video monitor and mouse switch and extension products for use in the computer industry.



Dendrite International, Inc., headquartered in Morristown, New Jersey, provides comprehensive electronic territory management (ETM) solutions used to manage, coordinate and control the activities of large sales forces in complex selling environments, primarily in the ethical pharmaceutical industry.



Dionex Corporation, headquartered in Sunnyvale, California, with subsidiaries, develops, makes, markets and services a range of chromatography systems, sample preparation devices and related products used by chemists to isolate and quantify the individual components of complex chemical mixtures in many major industrial, research and laboratory markets.


Education Management Corporation, headquartered in Pittsburgh, Pennsylvania, provides proprietary postsecondary education in the United States based on student enrollments and revenues, including associate's and bachelor's degree programs. The company also provides non-degree programs in the areas of design, media arts, culinary arts, fashion and paralegal studies.


FactSet Research Systems Inc., headquartered in Greenwich, Connecticut, provides on-line integrated database services to the financial community. The company's aggregated data library provides a broad variety of financial and economic information, including fundamental data on companies worldwide.



Fossil, Inc., headquartered in Richardson, Texas, designs, develops, markets and distributes fashion watches and accessories, including sunglasses, small leather goods, belts and handbags, under the "FOSSIL," "RELIC" and "FSL" brand names and under private labels.


Hooper Holmes, Inc., headquartered in Basking Ridge, New Jersey, provides medical and paramedical examinations for applicants seeking life and health insurance. The company also offers insurance inspection reports and attending physician statements.

Insituform Technologies, Inc. (Class A), headquartered in Chesterfield, Missouri, provides proprietary trenchless technologies for the rehabilitation and improvement of sewer, water, gas and industrial pipes.


International FiberCom, Inc., headquartered in Phoenix, Arizona, through subsidiaries, designs, installs and maintains fiber-optic and other cable services, and system integration services.


Investment Technology Group, Inc., headquartered in New York, New York, provides technology-based equity trading services and transaction research to institutional investors and brokers.


The Kroll-O'Gara Company, headquartered in Fairfield, Ohio, with subsidiaries, provides ballistic and blast protected vehicle armoring systems for military and commercial clients; secure satellite communication equipment, satellite navigation systems and computer hardware and software security; and security services.


Lason, Inc., headquartered in Troy, Michigan, provides integrated outsourcing services for records management, document management and business communications. The company primarily serves customers in the manufacturing, healthcare, financial services and professional services industries.


Macrovision Corporation, headquartered in Sunnyvale, California, designs, develops and markets video security technologies and products that provide copy protection and video scrambling for motion pictures and other proprietary video materials.



MedQuist Inc., headquartered in Marlton, New Jersey, is a leading national provider of electronic transcription and data management services to the healthcare industry.


Monaco Coach Corporation, headquartered in Coburg, Oregon, makes a line of premium motor coaches, bus conversions and towable recreational vehicles designed to appeal to customers seeking superior driving performance and luxurious accommodations. Products are sold to independent dealers throughout the United States and Canada.


NCO Group, Inc., headquartered in Fort Washington, Pennsylvania, provides accounts receivable management services utilizing an extensive teleservices infrastructure mainly to educational organizations, financial institutions, healthcare organizations, telecommunications companies, utilities and government entities.



NVR, Inc., headquartered in McLean, Virginia, builds, sells and finances new single family homes, townhomes and condominiums in metropolitan areas in several states and the District of Columbia. The company also provides financial services, including mortgage banking operations.



Orbotech Ltd., headquartered in Yavne, Israel, designs, develops, manufactures and markets automated optical inspection (AOI) systems for use in the manufacture of printed circuit boards (PCB). The company manufactures computer-aided manufacturing systems and laser plotters for PCB production. The company also manufactures AOI systems for use in the production of liquid crystal flat panel displays.


O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, sells automotive aftermarket parts, tools, supplies, equipment and accessories mainly through stores in Arkansas, Kansas, Missouri and Oklahoma.
Products are sold to both do-it-yourself customers and professional mechanics or service technicians.


Pegasus Systems, Inc., headquartered in Dallas, Texas, provides global electronic commerce and transaction processing solutions to hotels, travel agencies, meetings and convention planners, corporate travel departments and Internet businesses around the world. Their customers include some of the largest hotel companies in the world.


Pharmaceutical Product Development, Inc., headquartered in Wilmington, North Carolina, with subsidiaries, provides a broad range of integrated product development services on a global basis to complement the research and development activities of companies in the pharmaceutical and biotechnology industries. The company also provides assessment and management of chemical and environmental health risk.

Plexus Corporation, headquartered in Neenah, Wisconsin, through subsidiaries, offers contract development, design, manufacturing and test services mainly to original equipment manufacturers in the computer (mainly mainframes and peripherals), medical, industrial, telecommunications and transportation electronics industries.


Polycom, Inc., headquartered in San Jose, California, develops, makes and markets teleconferencing products that facilitate meetings at a distance. The company's products are distributed and serviced globally.


Progress Software Corporation, headquartered in Bedford, Massachusetts, supplies software products including multi-tier, enterprise-class business applications, Internet transaction processing applications, Java-based applications, debugging tool and add-on components to business, government and industry.


Regis Corporation, headquartered in Minneapolis, Minnesota, owns, operates and franchises hair and retail product salons worldwide.



ResMed Inc., headquartered in San Diego, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.



Roberts Pharmaceutical Corporation, headquartered in Eatontown, New Jersey, licenses, acquires, develops and markets post-discovery pharmaceuticals in the United States, Canada, the United Kingdom,
Ireland and several other European countries.


Ryan's Family Steak Houses, Inc., headquartered in Greer, South
Carolina, owns and operates family-oriented steak house restaurants and franchises restaurants under the name "Ryan's Family Steakhouse."

SkyWest, Inc., headquartered in Saint George, Utah, operates as a regional air carrier providing passenger and air freight service in the western United States. The company also provides air tours and general aviation services, and provides car rental services.


Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, operates automotive dealership franchises, standalone used vehicle facilities and collision repair centers in the southeastern and southwestern United States.


Stillwater Mining Company, headquartered in Denver, Colorado, explores, develops, mines and produces platinum, palladium and associated metals from the J-M Reef located in the Stillwater and Sweet Grass counties of Montana.

      Equity Securities Selected for the Global Target 15 Portfolio

Dow Jones Industrial Average (SM)

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment, and diesel engines. The company also provides various financial products and services.

E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, develops, makes and sells tires and related transportation products; participates in various crude oil transportation and gathering activities; and makes various industrial rubber and chemical products.


International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.


Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

Financial Times Industrial Ordinary Share Index

Blue Circle Industries Plc, through subsidiaries, makes and sells heavy building materials including cement, concrete and aggregates, and heating and bathroom products. The company also manages real estate and develops commercial and residential properties.

British Airways Plc operates international and domestic scheduled passenger airline services, as well as a worldwide air cargo business. The company is one of the largest airlines in the world.


EMI Group Plc is a music recording and retailing company that owns the "Capitol," "EMI" and "Virgin" record labels.


Marks & Spencer Plc retails consumer goods and food under the name "St. Michael." The company sells quality clothing through "Brooks Brothers" stores in the United States and Japan, sells food through its "Kings Super Markets" in the United States, and other merchandise through a chain of retail stores in Canada, Europe and Hong Kong. The company is also engaged in financial, unit trust, treasury and insurance.

Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low calorie sweeteners. The company also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

Hang Seng Index

Amoy Properties Ltd. is a property investment company. The company's principal activities are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.

Henderson Investment Ltd. is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and the hotel business.


Hong Kong Telecommunications Ltd. provides telecommunications, computer, engineering and other services, primarily in Hong Kong.



New World Development Company Ltd. is an investment holding company with hotel, property development and investment operations.



Wharf Holdings Ltd. has operations in property, hotels, terminal and warehousing, and cable television.


     Equity Securities Selected for the European Target 20 Portfolio

ABN AMRO Holding NV, headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.

Abbey National Plc, headquartered in London, England, offers personal banking services through its locations in the United Kingdom, France, Gibraltar, Italy, Spain and other countries worldwide.

BASF AG, headquartered in Ludwigshafen, Germany, is listed as a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.

Barclays Plc, headquartered in London, England, offers commercial and investment banking, insurance, financial and related services. The company's subsidiary, Barclays Bank Plc, operates branches in the United Kingdom and 76 other countries.

Bayer AG, headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal healthcare products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.

British American Tobacco Plc, headquartered in London, England, is the holding company for a group of tobacco product manufacturers whose international brands include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

Commerzbank AG, headquartered in Frankfurt, Germany, provides a wide range of banking services to private and business customers. The bank offers international commercial banking, export finance, corporate banking, treasury and foreign exchange, investment and loan management services.


DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures and markets automobiles and other vehicles worldwide. The company also provides electronics and telecommunications services as well as aerospace, defense and financial services.


Diageo Plc, headquartered in London, England, has operations in food, alcoholic beverages, fast food restaurants and property management. The company markets food products under the "Pillsbury," "Haagen Dazs," and "Green Giant" brand names; and liquor and beer products under the "Smirnoff," "J&B Rare," "Johnnie Walker," "Jose Cuervo," "Baileys," "Harp" and "Guinness Stout" names. The company also owns "Burger King" restaurants.

Electrabel SA, headquartered in Brussels, Belgium, is a private utility company active in two fields: electricity generation and transmission, and operation and management of networks for public-utility services including electricity, natural gas, cable television, steam and water. The company maintains partnerships with major industrial consumers and governments in Belgium and in other European countries.

HSBC Holdings Plc, headquartered in London, England, is the holding company for the HSBC Group. The group is an international banking and financial services organization with operations in the Asia-Pacific region, Europe, the Middle East and the Americas. Services provided include retail and corporate banking, trade, trustee, securities, custody, capital markets and treasury services, private and investment banking and insurance.


Halifax Plc, headquartered in Halifax, England, provides a full range of personal financial services throughout the United Kingdom.



Istituto Bancario San Paolo di Torino, headquartered in Turin, Italy, operates as a commercial bank in Italy and abroad and is the holding company of a diversified financial group which includes municipal lender "Crediop."


KPN NV, headquartered in The Hague, the Netherlands, provides local, long distance and specialized business telecommunications services throughout the Netherlands.

Marks & Spencer Plc, headquartered in London, England, retails consumer goods and food under the name "St. Michael." The company sells quality clothing through "Brooks Brothers" stores in the United States and Japan, sells food through its "Kings Super Markets" in the United States, and other merchandise through a chain of retail stores in Canada, Europe and Hong Kong. The company is also engaged in financial, unit trust, treasury and insurance.


National Westminster Bank Plc, headquartered in headquartered in London, England, provides worldwide corporate and investment banking, asset management and financial services to both domestic and international markets.



Prudential Corporation Plc, headquartered in London, England, provides insurance and investment products and services worldwide.


Rio Tinto Plc, headquartered in London, England, is an international mining company with operations in Australia, Canada, Europe, New
Zealand, South Africa, South America and the United States.

Royal & Sun Alliance Insurance Group Plc, headquartered in London, England, is a holding company for multi-national insurance companies which provide major classes of general and life insurances to customers in the United Kingdom, Australia, Canada, Scandinavia, South Africa and the United States.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to financial processing and delivery.

    Equity Securities Selected for the S&P Target 10 Portfolio


Costco Companies, Inc., headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high quality, nationally branded and selected private label merchandise at low prices to businesses and to individuals who are members of selected employee groups.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.


Lowe's Companies, Inc., headquartered in North Wilkesboro, North Carolina, operates stores in 26 states which sell building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchens, bathrooms and laundries; yard, patio and garden products; tools; home entertainment products; and special order products.

PECO Energy Company, headquartered in Philadelphia, Pennsylvania, supplies retail electricity and natural gas in southeastern Pennsylvania and, through pilot programs, natural gas service to areas in Maryland and New Jersey. The company also markets electricity wholesale on a national basis.

Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services to original equipment manufacturers in the electronics industry.

Staples, Inc., headquartered in Westborough, Massachusetts, operates office superstores throughout the United States and Canada which provide office supplies, business machines, computers and related products, office furniture and other business-related products.


TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and the United Kingdom selling off-price family apparel, accessories, domestics and giftware.


Tricon Global Restaurants, Inc., headquartered in Louisville, Kentucky, operates quick service restaurants in 103 countries and territories, including "KFC," "Pizza Hut" and "Taco Bell" restaurants.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States, Brazil, Canada, China, Germany, Mexico and Puerto Rico.

Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail "Walgreens" drugstores in 34 states and Puerto Rico. The company also operates two mail-order facilities.

      Equity Securities Selected for the Nasdaq Target 15 Portfolio


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.


Amgen Inc., headquartered in Thousand Oaks, California, a global biotechnology concern, develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

COMAIR Holdings, Inc., headquartered in Cincinnati, Ohio, through subsidiaries, provides scheduled air transportation for passengers and freight serving airports in the midwestern, southeastern and northeastern United States as well as Canada and the Bahamas. The company also provides aircraft leasing; and professional flight training.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS, and bipolar and complementary bipolar wafer process technologies.


Microchip Technology, Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.


Microsoft Corporation, headquartered in Redmond, Washington, develops, makes, licenses and supports a wide range of software products including operating systems, server applications, business and consumer productivity applications, software development tools and Internet software and technologies. "Windows" is the company's flagship PC operating system.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses including database management, application development and business intelligence and business applications.


QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology.


Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon (CMOS) programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.

We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 330, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; and FT 286 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 330, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 31, 1999.

                              FT 330

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director            )
                     of Nike Securities  )
                     Corporation, the    )   March 31, 1999
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
David J. Allen       Director of         )
                     Nike Securities     )  Robert M. Porcellino
                     Corporation, the    )   Attorney-in-Fact**
                     General Partner of  )
                     Nike Securities L.P.                )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated March 31, 1999 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-73339) and related Prospectus of FT 330.



                                               ERNST & YOUNG LLP


Chicago, Illinois
March 31, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 311 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6